UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Major, John E.
   2140 Lake Park Blvd.
   Richardson, TX  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security          2)Trans-    3.Trans-   4.Securities Acquired(A)    5)Amount of    6. Ownership        7)Nature of
                             action      action     or Disposed of (D)          Securities     Form: Direct        Indirect
                             Date        Code                  A                Beneficially   (D) or              Beneficial
                             (Month/                           or               Owned at       Indirect            Ownership
                             Day/Year)   Code V     Amount     D    Price       End of Month   (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share


                                                               1

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative     6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)    Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D         Date Exercisable  Expiration Date
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $7.5300         12/20/01       G(1)  V                    12,000    12/09/94          12/09/04
(right to buy)
Non-Qualified Stock Option     $7.5300         12/20/01       G(1)  V                    12,000    12/09/94          12/09/04
(right to buy)
Non-Qualified Stock Option     $7.5300         12/20/01       G(1)  V   12,000                     12/09/94          12/09/04
(right to buy)
Non-Qualified Stock Option     $7.5300         12/20/01       G(1)  V   12,000                     12/09/94          12/09/04
(right to buy)


Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                  8)Price    9)Number of   10)Ownership   11)Nature of
Security                       action    of Underlying                       of Deri-   Derivative    Form of        Indirect
                               Date      Securities                          vative     Securities    Derivative     Beneficial
                                                                 Amount or   Security   Beneficially  Security: or   Ownership
                                                                 Number of              Owned at      Direct (D) or
                                         Title                   Shares                 End of Month  Indirect (I)
---------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/20/01  Common Stock, par       12,000                               D
(right to buy)                           value $0.01 per share
Non-Qualified Stock Option     12/20/01  Common Stock, par       12,000                 43,320        D
(right to buy)                            value $0.01 per share
Non-Qualified Stock Option     12/20/01  Common Stock, par       12,000                 12,000        I              Daughter,
(right to buy)                           value $0.01 per share                                                       Barbara Major
Non-Qualified Stock Option     12/20/01  Common Stock, par       12,000                 12,000        I              Son, John R.
(right to buy)                            value $0.01 per share                                                      Major


Explanation of Responses:

     (1)  Gift to minor child who shares the reporting person's household using a Black-Scholes valuation of $1.6606/share in order to qualify as a gift under the $10,000 IRS gift limitation per parent per child.

     -    Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John E. Major
DATE 01/07/02